August 6, 2012

Via Edgar

Mr. Patrick Gilmore

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sourcefire, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 29, 2012 File No. 001-33350

Dear Mr. Gilmore:

Sourcefire, Inc. (the “Company”) is responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2012 with respect to the above-referenced filing (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs corresponds to the numbering of the Comments, which for your convenience we have incorporated into this letter. Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Metrics and Trends, page 32

1.	We note that in Exhibit 99.1 of your Form 8-K filed February 21, 2012, you quantify several metrics within supplemental operating data, including among others, number of new customers. We also note in your April 30, 2012 earnings call your Chief Financial Officer stated that a key metric which fuels growth is the number of new customers added. Please tell us the extent to which you use the metrics included in your Form 8-K as key indicators in managing your business and indicate whether you believe that this information contributes meaningfully to understanding and evaluating your company. As part of your response tell us your consideration for disclosing the amount of these metrics in your MD&A. Refer to Section III.B.I of SEC Release No. 33-8350.

Mr. Patrick Gilmore

U.S. Securities and Exchange Commission

August 6, 2012

Response to Comment 1:

We respectfully acknowledge the Staff’s comment and the guidance set forth in SEC Release No. 33-8350. As an initial observation, please note that the supplemental operating data in Exhibit 99.1 of our Form 8-K filed February 21, 2012 includes various data points and metrics that have been requested from time to time by analysts who follow the Company, among others. We provide this information as part of our earnings releases so as to make it available concurrently to all investors who might find it useful.

We advise the Staff that we have reviewed the referenced supplemental operating data and believe that all material, revenue-related operating data is addressed, directly or indirectly, in our MD&A. Although we monitor the other metrics included in our supplemental operating data, we do not manage our business to those metrics, and do not believe they contribute meaningfully to understanding and evaluating the Company. For the benefit of investors who may view aspects of these other metrics as providing helpful additional context in reading our MD&A, we expanded the disclosure in our Form 10-Q for the Quarter Ended June 30, 2012 (filed on August 2, 2012) to list the other additional operating data in our MD&A under the heading “Non-GAAP Financial Measures and Supplemental Operating Data” as set forth below:

The following table shows supplemental data regarding our operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Supplemental operating data:
Number of deals in excess of $500,000	13	10	25	22
Number of deals in excess of $100,000	83	67	162	120
Number of new customers	98	96	182	160
Percentage of channel-influenced deals	43%	51%	47%	50%
Total channel partners	691	469
Number of full-time employees at end of period	519	426

We will include similar disclosure in our future filings.

Non-GAAP Financial Measures

Adjusted Net Income, Adjusted Net Income per Share, Adjusted Income from Operations and Adjusted Income from Operations as a Percentage of Revenue, page 40

2.	We note your disclosure which indicates your belief that the non-GAAP measures provide useful information to both management and investors. Please tell us your

Mr. Patrick Gilmore

U.S. Securities and Exchange Commission

August 6, 2012

considerations for expanding your disclosure to describe how these measures are useful. We note a similar disclosure provided in your Forms 8-K filed on February 21, 2012 and April 30, 2012. Refer to Item 10(e)(1)(i) of Regulation S-K as referenced in Instruction 2 to Item 2.02 of Form 8-K.

Response to Comment 2:

We respectfully acknowledge the Staff’s comment and the requirements of Item 10(e)(1)(i) of Regulation S-K. We expanded the disclosure in our Form 10-Q for the Quarter Ended June 30, 2012 (filed on August 2, 2012) as follows, and in future filings will include similar disclosure, to more fully explain why we believe non-GAAP financial measures are useful to management and investors (new text is underlined):

To supplement our consolidated financial statements presented in accordance with GAAP, we consider certain financial measures that are not prepared in accordance with GAAP, including non-GAAP adjusted net income, adjusted net income per share, adjusted income from operations, adjusted income from operations as a percentage of revenue and free cash flow. We use these non-GAAP financial measures, in addition to GAAP financial measures, to evaluate our operating and financial performance and to compare such performance to that of prior periods and to the performance of our competitors. We also use these non-GAAP financial measures in making operational and financial decisions and in establishing operational goals. We believe that providing these non-GAAP financial measures to investors, as a supplement to GAAP financial measures, helps investors to evaluate our operating and financial performance and trends in our business, consistent with how management evaluates such performance and trends. We also believe these non-GAAP financial measures may be useful to investors in comparing our performance to the performance of other companies, although our non-GAAP financial measures are specific to us and the non-GAAP financial measures of other companies may not be calculated in the same manner.

Adjusted Net Income, Adjusted Net Income per Share, Adjusted Income from Operations and Adjusted Income from Operations as a Percentage of Revenue: In evaluating the operating performance of our business, we exclude certain charges and credits that are required by GAAP. These non-GAAP measures exclude (i) stock-based compensation, which does not involve the expenditure of cash, (ii) amortization of acquisition-related intangible assets, which does not involve the expenditure of cash, and (iii) other acquisition–related expenses, which are unrelated to the ongoing operation of our business in the ordinary course. For 2012, we expect non-GAAP results to be adjusted to reflect the effect of an assumed tax rate of 35%. This adjustment is intended to normalize the tax rate and provide a tax rate that approximates our expected full year GAAP tax rate.

Free Cash Flow: We define free cash flow as net cash provided by operating activities minus capital expenditures. We consider free cash flow to be a liquidity measure that

Mr. Patrick Gilmore

U.S. Securities and Exchange Commission

August 6, 2012

provides useful information to management and investors about the amount of cash generated by the business that, after the purchase of property and equipment, can be used for strategic opportunities, including investing in the business, making strategic acquisitions and strengthening the balance sheet.

These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Critical Accounting Policies and Estimates

Accounting for Stock-Based Compensation, page 46

3.	We note your disclosure that you use the simplified method to estimate the expected term of your stock options. Considering the extent of your exercise activity since your initial public offering, please clarify why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Refer to Question 6 of SAB Topic 14.D.2.

Response to Comment 3:

We respectfully acknowledge the Staff’s comment and the guidance provided in Question 6 of SAB Topic 14.D.2. We have reviewed and confirmed that the Company’s stock option grants meet the definition of “plain-vanilla” stock options, as defined by SAB 107. For estimating the expected term, in accordance with SAB 107 as amended by SAB 110, we used the simplified method for valuing the Company’s stock options because we determined that we did not have historical option exercise data to provide a reasonable basis upon which to estimate an expected term.

The utilization of the simplified method for options granted subsequent to our initial public offering (“IPO”) has been a topic that we have thoroughly evaluated over the past fiscal year. We do not believe that we had sufficient historical option exercise data to provide a reasonable basis upon which to estimate the term of our stock option grants due to the following factors:

•

From the date of our IPO in March 2007 through December 31, 2011, there were approximately 3.4 million options exercised. Of these 3.4 million options exercised, approximately 76%, or 2.6 million options, were granted prior to our IPO.

•

The options granted prior to our IPO have a much lower weighted average exercise price compared to the weighted average exercise price of options granted subsequent to the IPO. The IPO provided employees with their first liquidity event, which resulted in a substantial number of stock option exercises after our IPO. As a result, the exercise pattern of these options was not deemed to be a reliable indicator of future exercise behavior for stock options granted after the IPO.

Mr. Patrick Gilmore

U.S. Securities and Exchange Commission

August 6, 2012

•

Since the IPO, approximately 3.7 million additional options have been granted through the fiscal year ended December 31, 2011. Of these 3.7 million options granted, only 54%, or 2.0 million options, were exercisable after having met the required service vesting period at December 31, 2011.

•	Of the 3.7 million options granted subsequent to the IPO noted above, only 22%, or approximately 810,000 options, had actually been exercised at December 31, 2011.

As a result of the items noted above, we continued to utilize the simplified method for determining the expected term of stock options granted through the fiscal year ended December 31, 2011.

For the six month period ended June 30, 2012, 511,000 additional options were exercised. With this additional data we now believe that we have sufficient exercise data to provide a reasonable basis for incorporating our own historical data into the expected term of future stock option grants. We will prospectively begin to use our own historical data to determine the expected term of future stock option grants.

4.	We note your disclosure that you determine expected volatility for stock options based upon a blend of your own historical volatility and an average of peer group historical volatility. Please tell us your consideration for disclosing how you weight each of these categories. Additionally, given that during 2011 your expected life was 4.75 years and your initial public offering occurred in March 2007, tell us how long you intend to consider historical volatility of your peer group when determining your volatility.

Response to Comment 4:

For stock options granted prior to 2012, we used a blended volatility to estimate expected volatility because the length of our historical stock data from our March 2007 initial public offering was less than the expected life of the stock options. The blended volatility included a weighting of our historical volatility from the date of our initial public offering to the respective grant date and an average of our peer group historical volatility consistent with the expected life of the option. Our peer group historical volatility includes the historical volatility of companies that are similar in revenue size, are in the same industry or are competitors.

In 2011, as the length of our historical stock data increased, we reduced the weighting of peer group historical volatility in the blended volatility calculation. For example, in December 2011, our own historical volatility was weighted at 76% in the blended volatility calculation, and the difference between the blended volatility and the Company’s historical volatility was approximately 1%. We did not include further disclosure regarding the weighting of the categories as we believe that to be immaterial because, among other reasons, the difference between our volatility and the blended volatility was de minimis.

Mr. Patrick Gilmore

U.S. Securities and Exchange Commission

August 6, 2012

Please note that as of February 2012, we had historical volatility data for our stock over a period equal to the expected life of our stock options. Accordingly, we began to base expected volatility solely on the daily historical volatility of our stock price over the expected life of the options. We revised the disclosure in our Form 10-Q for the Quarter Ended June 30, 2012 (filed on August 2, 2012) to reflect this, and in future filings will include similar disclosure.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not asset Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require additional information, please do not hesitate to contact me at (410) 290-1616 or Lawrence R. Bard of Morrison & Foerster LLP at (703) 760-7798.

Sincerely,

/s/ Todd P. Headley
Todd P. Headley
Chief Financial Officer

cc:	Lawrence R. Bard, Morrison & Foerster LLP